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                              [ELCOM LETTERHEAD]
                                                               December 20, 1996

VIA EDGAR
---------

United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

Attention:  Filing Desk

     Re:  Elcom Technologies Corporation (the "Company")
     Form S-1, File No. 333-14319
     ---------------------------------------------------

Dear Sir/Madam:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby makes application for withdrawal of the above captioned Registration Statement on Form S-1 ("Registration Statement") filed on October 17, 1996.

     The Company, after consultation with its underwriter, Pennsylvania Merchant Group Ltd has decided to withdraw the Registration Statement due to market and other conditions at the present time. The filing of the Registration Statement was not accompanied by a marketing effort for the securities and the preliminary prospectus was never circulated.

     The Company acknowledges that the fee paid upon the filing of the Registration Statement will not be returned to the Company and that the Registration Statement shall remain on the files of the Commission. The Company requests that an order with the date of the granting of the withdrawal of the Registration Statement be included in the file for the Registration Statement and delivered to the undersigned as soon as possible.

     The undersigned has the power to withdraw the Registration Statement on behalf of the Company pursuant to Rule 478(c) promulgated under the Securities Act of 1933, as amended.

     Thank you for your continuing attention to this matter.

                                       Very truly yours,

                                       ELCOM TECHNOLOGIES CORPORATION



                                       By: /s/ Louis J. Petriello
                                          ---------------------------
                                            LOUIS J. PETRIELLO
                                            Chief Financial Officer

LJP/cf
cc:  Steven Brown, NASD, Inc.
     Ramon R. Obod, Esquire
     Paul T. Porrini, Esquire
     Robert M. Jones, Jr., Esquire
     Mr. Mark Carey, Price Waterhouse